Canopii
Canopii 989 followers
1mo · 🌐

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In these tough economic times, we feel it's more important than ever to bring our healthy greens to communities who need them. We recently began donating fresh produce from our greenhouse to AWARE Foodbank, just down the road in Woodburn.

Local food systems have always understood the needs of their communities, and it feels great to now be contributing to that system. Growing clean, organic greens in Hubbard and getting them to our neighbors who need them most felt like a milestone worth celebrating.

As we embark on our next steps, we intend to continue building up our local food infrastructure. Our WeFunder round opens soon, and we'd love to have our community join us along the journey. Stay tuned!

Follow us on WeFunder here: https://lnkd.in/g3TEGsm8

Canopii

Canopii   989 followers

2w · Edited · 🌐

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A true shift is taking place right here in Oregon, and you could feel it taking root at the **Oregon Innovation Showcase**

What struck me was the honesty. Oregon isn't Silicon Valley and knows it. There's real energy here from founders trying to build something on their own terms, and a region still figuring out what kind of startup culture it wants to be.

How do we attract more talent and resources? Do we follow the AI giants to the north and south, or do we build something that looks more like Portland?

This was the second time Canopii showed up to this conference. The difference twelve months makes is not something you can manufacture. More defined, more visible, and more connected to the community we are growing into.

When David took the stage, the crowd was engaged. At the booth, people stopped, asked intentional questions, and wanted to understand our road map ahead.

This is what it feels like when seeds find the right soil.

Our vision is not simply automated greenhouses. Our vision is a cultural shift. Canopii is building the platform for the next generations of farmers.

We are grateful for the community we are growing into and the connections that continue to deepen as we move toward Portland and our second greenhouse.

Were you in the room? We would love to stay connected.

Follow us on Wefunder, link in the comments.

